Exhibit 8.2

One Mid America Plaza Post Office Box 3697 Oak Brook, Illinois 60522-3697 Tel 630.574.7878 Fax 630.574.1608 www.crowechizek.com
Crowe Chizek and Company LLC Member Horwath International

January 3, 2006

Board of Directors
Mutual Federal Bancorp, MHC
Mutual Federal Bancorp, Inc.
2212 West Cermak Road
Chicago, Illinois 60608

Re:	Illinois Income Tax Consequences of the Offering of the Shares of Common Stock of Mutual Federal Bancorp, Inc., a Federally-Chartered Mid-Tier Stock Holding Company

To the Members of the Board of Directors:

In accordance with your request, we render our opinion relating to the Illinois income tax consequences of the proposed offering of the shares of common stock (the “Common Stock”) of Mutual Federal Bancorp, Inc. (“Mutual Bancorp”), as effected pursuant to the two integrated transactions described below (the “Transactions”).

You have provided us with a copy of the federal income tax opinion of the Transactions prepared by Vedder, Price, Kaufman & Kammholz, P.C., dated January 3, 2006 (the “Federal Tax Opinion”). Our opinion regarding the Illinois income tax consequences is based on the facts and incorporates the capitalized terms contained in the Federal Tax Opinion.

Statement of Facts

In November 2001, Mutual Federal Savings and Loan Association of Chicago, a federally-chartered savings and loan association (the “Bank”) reorganized into a mutual holding company form of organization. As part of this reorganization, the Bank formed Mutual MHC. The Bank became a wholly-owned subsidiary of Mutual MHC, and the Bank’s former members became members of Mutual MHC.

On July 19, 2005, the Board of Directors of Mutual MHC adopted a resolution for the offer and sale of up to 49.9 percent of the shares of the Common Stock of Mutual Bancorp to qualified depositors, the Bank’s ESOP and, to the extent shares remain available, members of the public in a community offering and/or a syndicated community offering. As part of the offering, Mutual MHC will form Mutual Bancorp and contribute 100 percent of the common stock of the Bank to Mutual Bancorp. In connection with the offering, Mutual Bancorp will then offer between 701,250 and 948,750 shares of its Common Stock at an offer price of $10.00 per share. The number of shares of Common Stock of Mutual Bancorp that may be sold in the offering

Board of Directors
Mutual Federal Bancorp, MHC
Mutual Federal Bancorp, Inc.
January 3, 2006

may be increased to 1,091,062 as a result of regulatory considerations, strong demand for the shares in the offering, or positive changes in financial markets generally and financial institutions in particular. It is expected that after the completion of the offering, Mutual MHC will own 70 percent of the outstanding shares of Common Stock of Mutual Bancorp.

Under the terms of the offering, Mutual Bancorp will offer shares of its Common Stock in the following order of priority: (i) to depositors who had accounts at the Bank with aggregate balances of at least $50.00 on June 30, 2004; (ii) to the Bank’s ESOP; (iii) to depositors who had accounts at the Bank with aggregate balances of at least $50.00 on the last day of the calendar quarter preceding approval of the Plan by the OTS; and (iv) to each Voting Member of Mutual MHC on a date established by the Board of Directors of Mutual Bancorp which is after the date established in clause (iii) above. Any shares of Common Stock of Mutual Bancorp not subscribed for by the foregoing classes of persons will be offered for sale in a community offering directly to the general public, with preference first given to natural persons residing in Cook County, Illinois. Any shares of Common Stock of Mutual Bancorp not purchased in the community offering may be offered for sale to the general public in a syndicated community offering or underwritten public offering.

Opinion

Our opinion adopts and relies upon the facts, assumptions, and conclusions as set forth in the Federal Tax Opinion. Based upon that information, we render the following opinion with respect to the Illinois income tax consequences of the Transactions.

(1)
Neither Mutual MHC nor Mutual Bancorp will recognize gain or loss upon the exchange by Mutual MHC of the common stock of the Bank for the shares of Common Stock of Mutual Bancorp. (Section 351 of the Internal Revenue Code of 1986, as amended (the “Code”) and Code Section 1032.) ITA Sec. 403(a) (35 ILCS 5/403(a))

(2)
Based on the position of RP Financial, L.C. that the nontransferable subscription rights to be received by eligible account holders and supplemental eligible account holders do not have any economic value at the time of distribution or at the time the subscription rights are exercised, no gain or loss will be recognized by eligible account holders or supplemental eligible account holders upon the distribution to them or their exercise of the nontransferable subscription rights to purchase the Common Stock of Mutual Bancorp. (Rev. Rul. 56-572, 1956-2 C.B. 182.) ITA Sec. 203(a)(1) (35 ILCS 5/203(a)(1))

(3)
It is more likely than not that the tax basis of the Common Stock of Mutual Bancorp to persons who purchase shares of Common Stock of Mutual Bancorp in the offering will be the purchase price thereof and that their holding period for such shares will commence upon the acquisition of such shares. (Code Section 1012 and Code Section 1223(6).) ITA Sec. 403(a) (35 ILCS 5/403(a))

Board of Directors
Mutual Federal Bancorp, MHC
Mutual Federal Bancorp, Inc.
January 3, 2006

(4)
No gain or loss will be recognized by Mutual Bancorp on the receipt of money in exchange for the Common Stock of Mutual Bancorp sold in the offering. (Code Section 1032.) ITA Sec. 403(a) (35 ILCS 5/403(a))

Limitations on Opinion

Should it finally be determined that the facts and the federal income tax consequences are not as outlined in the Federal Tax Opinion, the Illinois income tax consequences and our Illinois tax opinion will differ from what is contained herein. Our opinion is based on the current Illinois tax law, which is subject to change.

The above opinions are effective to the extent that the Bank is solvent. No opinion is expressed about the tax treatment of the Transactions if the Bank is insolvent. Whether or not the Bank is solvent will be determined at the end of the taxable year in which the Transactions are consummated.

Our opinion is based upon legal authorities currently in effect, which authorities are subject to modification or challenge at any time and perhaps with retroactive effect. Further, no opinion is expressed under the provisions of any of the other sections of the Illinois Code and Income Tax Regulations which may also be applicable thereto, or to the tax treatment of any conditions existing at the time of, or effects resulting from, the Transactions, which are not specifically covered by the opinions set forth above.

If any fact contained in this opinion letter or the Federal Tax Opinion changes to alter the federal tax treatment, it is imperative that we be notified in order to determine the effect on the Illinois income tax consequences, if any.

We consent to the filing of this opinion letter as an exhibit to Mutual Bancorp’s Registration Statement on Form SB-2 as filed with the SEC. We also consent to the references to our firm in the Prospectus contained in the Form SB-2 under the captions “The Stock Offering — Tax Effects of the Stock Offering,” and “Legal and Tax Matters.” In giving this consent we do not thereby admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the SEC.

Very Truly Yours,

Crowe Chizek and Company LLC